Earnings Release
ELBIT SYSTEMS REPORTS
SECOND QUARTER 2023 RESULTS

Backlog of orders at $16.1 billion; Revenues of $1.5 billion;
Non-GAAP net income of $70.2; GAAP net income of $62.4 million;
Non-GAAP net EPS of $1.57; GAAP net EPS of $1.40

Haifa, Israel, August 15, 2023 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the second quarter ended June 30, 2023.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 3 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"Double digit revenue growth in the second quarter reflects the conversion of the order backlog, increased capacity and sustained demand for our solutions from customers around the world.
We have started to deliver the initial benefits of our operational improvement program with an increase in operating profitability in recent quarters, that also benefited from the easing of supply chain and labor market pressures, as anticipated. Our financial expenses in the first half mainly reflect increased interest rates.
Elbit Systems' portfolio of market leading technological solutions and growing global presence combined with an innovative culture and the resilience demonstrated by our employees in recent years should support the long term outlook."

Second quarter 2023 results:

Revenues in the second quarter of 2023 were $1,453.9 million, as compared to $1,303.4 million in the second quarter of 2022.

Aerospace revenues increased by 19%, to $487.0 million in the second quarter of 2023 from $408.9 million in the second quarter of 2022, mainly due to growth in Training & Simulation sales in Europe.
C4I and Cyber revenues increased by 1%, to $168.7 million in the second quarter of 2023 from $167.3 million in the second quarter of 2022.
ISTAR and EW revenues increased by 21%, to $292.7 million in the second quarter of 2023 from $241.5 million in the second quarter of 2022, mainly due to European Electronic Warfare sales.
Land revenues increased by 3%, to $294.1 million in the second quarter of 2023 from $284.9 million in the second quarter of 2022, mainly due to armored vehicle upgrades and ammunition sales.
Elbit Systems of America revenues increased by 7% to $355.3 million in the second quarter of 2023 compared to $330.6 million in the second quarter of 2022 due to growth in night vision sales.

For distribution of revenues by segments and geographic regions see the tables on page 11.

Earnings Release

Non-GAAP(*) gross profit amounted to $378.8 million (26.1% of revenues) in the second quarter of 2023, as compared to $345.9 million (26.5% of revenues) in the second quarter of 2022. GAAP gross profit in the second quarter of 2023 was $372.2 million (25.6% of revenues), as compared to $339.7 million (26.1% of revenues) in the second quarter of 2022.

Research and development expenses, net were $93.4 million (6.4% of revenues) in the second quarter of 2023, as compared to $96.4 million (7.4% of revenues) in the second quarter of 2022.

Marketing and selling expenses, net were $101.7 million (7.0% of revenues) in the second quarter of 2023, as compared to $82.8 million (6.4% of revenues) in the second quarter of 2022.

General and administrative expenses, net were $75.4 million (5.2% of revenues) in the second quarter of 2023, as compared to $72.7 million (5.6% of revenues) in the second quarter of 2022.

Non-GAAP(*) operating income was $112.2 million (7.7% of revenues) in the second quarter of 2023, as compared to $103.3 million (7.9% of revenues) in the second quarter of 2022. GAAP operating income in the second quarter of 2023 was $101.6 million (7.0% of revenues), as compared to $115.1 million (8.8% of revenues) in the second quarter of 2022.

Financial expenses, net were $32.1 million in the second quarter of 2023, as compared to $9.3 million in the second quarter of 2022. The financial expenses in 2023 were higher as a result of the significant increase in interest rates.

Taxes on income were $9.2 million in the second quarter of 2023, as compared to $12.8 million in the second quarter of 2022.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2023 was $70.2 million (4.8% of revenues), as compared to $76.9 million (5.9% of revenues) in the second quarter of 2022. GAAP net income attributable to the Company's shareholders in the second quarter of 2023 was $62.4 million (4.3% of revenues), as compared to $81.2 million (6.2% of revenues) in the second quarter of 2022. Net income in the second quarter of 2022 included capital gains from sale of our shares in a subsidiary in Israel and sale of a building in Israel.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.57 for the second quarter of 2023, as compared to $1.73 for the second quarter of 2022. GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2023 were $1.40, as compared to $1.82 in the second quarter of 2022.

* see page 3

Earnings Release

The Company’s backlog of orders as of June 30, 2023 totaled $16.1 billion. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 49% of the backlog is scheduled to be performed during the remainder of 2023 and 2024.

Cash flows used in operating activities in the six months ended June 30, 2023 were $210.7 million, as compared to $133.5 million in the six months ended June 30, 2022. The cash flows in the first half of 2023 was affected by the increase in inventories and trade receivables.

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six Months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022	Year ended December 31, 2022
GAAP gross profit	$733.7	$666.7	$372.2	$339.7	$1,373.3
Adjustments:
Amortization of purchased intangible assets(*)	13.6	12.6	6.6	6.2	31.7
Non-GAAP gross profit	$747.3	$679.3	$378.8	$345.9	$1,405.0
Percent of revenues	26.2%	25.6%	26.1%	26.5%	25.5%

GAAP operating income	$195.5	$173.7	$101.6	$115.1	$367.5
Adjustments:
Amortization of purchased intangible assets(*)	21.8	26.3	10.6	15.4	49.2
Capital gain	—	(30.9)	—	(27.2)	(31.5)
Non-recurring gain related to grants	—	—	—	—	(28.6)
Non-GAAP operating income	$217.3	$169.1	$112.2	$103.3	$356.6
Percent of revenues	7.6%	6.4%	7.7%	7.9%	6.5%

GAAP net income attributable to Elbit Systems’ shareholders	$124.4	$133.9	$62.4	$81.2	$275.4
Adjustments:
Amortization of purchased intangible assets(*)	21.8	26.3	10.6	15.4	49.2
Non-recurring gain related to grants	—	—	—	—	(28.6)
Capital gain	—	(20.0)	—	(16.3)	(20.5)
Revaluation of investment measured under fair value method	—	—	—	—	10.2
Non-operating foreign exchange (gains) losses	2.4	(8.4)	(1.4)	(3.7)	(10.5)
Tax effect and other tax items, net	(2.8)	(0.6)	(1.4)	0.3	(6.3)
Non-GAAP net income attributable to Elbit Systems' shareholders	$145.8	$131.2	$70.2	$76.9	$268.9
Percent of revenues	5.1%	4.9%	4.8%	5.9%	4.9%

GAAP diluted net EPS	$2.79	$3.01	$1.40	$1.82	$6.18
Adjustments, net	0.48	(0.06)	0.17	(0.09)	(0.15)
Non-GAAP diluted net EPS	$3.27	$2.95	$1.57	$1.73	$6.03

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release
Recent Events:

On June 12, 2023, the Company announced that S&P Global Ratings Maalot Ltd., an Israeli rating agency, issued its rating report regarding the Series B, C and D Notes, issued by the Company in 2021 and reaffirmed the Notes' “ilAA” (on local scaling) rating with a stable outlook.

On June 20, 2023, the Company announced that pursuant to Article 23(d) of its Articles of Association, the Company's Board of Directors resolved to appoint Mr. Ehud (Udi) Adam as a member of the board, effective as of June 25, 2023, and until the next annual meeting of the Company's shareholders. As of June 25, 2023, Mr. Yoram Ben-Zeev will no longer serve as a director of Elbit Systems, having completed nine years of service as an Independent Director provided by the Israeli Companies Law.

On June 21, 2023, the Company announced, further to its announcement of December 21, 2022, that it received a first purchase order worth approximately $180 million to supply the first three out of a maximum seven Watchkeeper X tactical Unmanned Aerial Systems (UAS) as part of a framework contract with the Romanian Ministry of National Defense with a maximum value of approximately $410 million (1.89 billion Lei). The purchase order will be performed over a period of two years.

On July 10, 2023, the Company announced that it was awarded a contract worth approximately $114 million with an Asian-Pacific country to supply two long-range patrol aircraft (LRPA) equipped with an advanced and comprehensive mission suite. The contract will be carried out over a period of five years.

On July 18, 2023, the Company announced that it was awarded a $150 million contract to supply PULS™ (Precise and Universal Launching Systems) rocket launchers and a package of precision-guided long-range rockets to an international customer. The contract will be performed over a period of three years.

On 31 July, 2023, the Company announced that it was awarded a contract worth approximately $60 million to supply thousands of 155mm artillery shells to the Israel Defense Forces' Artillery Corps. The contract will be performed over a period of one year.

On 9 August, 2023, the Company announced that at its Annual General Meeting of Shareholders held on August 8, 2023 at the Company's offices in Haifa (the "Meeting"), the proposed resolutions described in the Proxy Statement to the Shareholders dated June 27, 2023 and detailed hereunder, were approved by the respective required majority:
1."to elect to the board the following seven members who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. Michael Federmann, Mr. Ehud (Udi) Adam, Mrs. Rina Baum, Mr. David Federmann, Mrs. Tzipi Livni, Mr. Dov Ninveh and Prof. Ehood (Udi) Nisan;
2.to re-elect Mr. Noaz Bar-Nir to an additional three-year term as an External Director;
3.to approve the extension of the indemnification letters of Mr. Michael Federmann and Mr. David Federmann, for an additional three years commencing on December 1, 2023;
4.to approve the extension of the exemption letters of Mr. Michael Federmann and Mr. David Federmann, for an additional three years commencing on April 7, 2024; and
5.to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2023, and until the close of the next Annual General Meeting of Shareholders."
Mr. David Federmann was appointed Chair of the Company's board of directors as of the close of the Meeting.

Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is October 10, 2023. The dividend will be paid on October 23, 2023, after deduction of withholding tax, at the rate of 16.8%.

Earnings Release
Conference Call:

The Company will be hosting a conference call today, Tuesday, August 15, 2023, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: 972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of June 30, 2023 (Unaudited)	As of December 31, 2022 (Audited)
Assets
Cash and cash equivalents	$111,680	$211,108
Short-term bank deposits	26,435	1,040
Trade and unbilled receivables and contract assets, net	2,771,373	2,574,605
Other receivables and prepaid expenses	297,406	298,698
Inventories, net	2,215,706	1,946,326
Total current assets	5,422,600	5,031,777

Investments in affiliated companies, partnerships and other companies	165,287	159,604
Long-term trade and unbilled receivables and contract assets	311,652	374,054
Long-term bank deposits and other receivables	86,651	112,525
Deferred income taxes, net	26,482	20,025
Severance pay fund	209,137	227,786
Total	799,209	893,994

Operating lease right of use assets	422,251	405,446
Property, plant and equipment, net	1,011,767	949,207
Goodwill and other intangible assets, net	1,903,678	1,935,227
Total assets	$9,559,505	$9,215,651

Liabilities and Equity
Short-term bank credit and loans	$693,347	$115,076
Current maturities of long-term loans and Series B, C and D Notes	74,055	76,555
Operating lease liabilities	64,227	69,322
Trade payables	1,058,559	1,067,818
Other payables and accrued expenses	1,208,126	1,171,357
Contract liabilities	1,808,462	1,777,161
Total current liabilities	4,906,776	4,277,289

Long-term loans, net of current maturities	40,685	264,541
Series B, C and D Notes, net of current maturities	337,479	415,537
Employee benefit liabilities	582,726	618,088
Deferred income taxes and tax liabilities, net	62,579	72,965
Contract liabilities	200,806	217,075
Operating lease liabilities	354,509	344,585
Other long-term liabilities	279,459	247,896
Total long-term liabilities	1,858,243	2,180,687

Elbit Systems Ltd.'s equity	2,792,270	2,755,221
Non-controlling interests	2,216	2,454
Total equity	2,794,486	2,757,675
Total liabilities and equity	$9,559,505	$9,215,651

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six months ended June 30, 2023 (Unaudited)	Six months ended June 30, 2022 (Unaudited)	Three months ended June 30, 2023 (Unaudited)	Three months ended June 30, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
Revenues	$2,847,383	$2,656,179	$1,453,895	$1,303,374	$5,511,549
Cost of revenues	2,113,711	1,989,507	1,081,739	963,647	4,138,266
Gross profit	733,672	666,672	372,156	339,727	1,373,283

Operating expenses:
Research and development, net	203,750	197,032	93,432	96,353	435,650
Marketing and selling, net	181,878	169,754	101,718	82,779	326,020
General and administrative, net	152,564	157,054	75,424	72,730	313,047
Other operating income, net	—	(30,900)	—	(27,249)	(68,918)
Total operating expenses	538,192	492,940	270,574	224,613	1,005,799
Operating income	195,480	173,732	101,582	115,114	367,484

Financial expenses, net	(56,269)	(8,209)	(32,057)	(9,290)	(51,364)
Other expense, net	(3,524)	(13,918)	(1,678)	(12,091)	(23,562)
Income before income taxes	135,687	151,605	67,847	93,733	292,558
Taxes on income	(17,943)	(20,745)	(9,248)	(12,776)	(24,131)
Income after taxes on income	117,744	130,860	58,599	80,957	268,427

Equity in net earnings (losses) of affiliated companies and partnerships	6,852	2,910	3,824	(135)	7,042

Net income	$124,596	$133,770	$62,423	$80,822	$275,469

Less: net (income) losses attributable to non-controlling interests	(176)	161	(72)	345	(21)
Net income attributable to Elbit Systems Ltd.'s shareholders	$124,420	$133,931	$62,351	$81,167	$275,448

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.81	$3.02	$1.41	$1.83	$6.21
Diluted net earnings per share	$2.79	$3.01	$1.40	$1.82	$6.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,346	44,304	44,348	44,321	44,322
Diluted earnings per share (in thousands)	44,548	44,552	44,637	44,580	44,581

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six months ended June 30, 2023 (Unaudited)	Six months ended June 30, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$124,596	$133,770	$275,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,735	81,874	161,290
Stock-based compensation	6,761	3,729	10,463
Amortization of series B, C and D related issuance costs, net	311	410	773
Deferred income taxes and reserve, net	(448)	(5,442)	(2,219)
Gain on sale of property, plant and equipment	(232)	(8,805)	(18,995)
Gain on sale of investment, remeasurement of investment held under fair value method	—	(17,318)	(7,360)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received (*)	(1,808)	6,075	11,368
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in trade and unbilled receivables and prepaid expenses	(109,320)	(61,009)	97,151
Increase in inventories, net	(269,281)	(178,274)	(305,058)
Decrease in trade payables and other payables and accrued expenses	(43,738)	(73,274)	(123,289)
Severance, pension and termination indemnities, net	(13,337)	(53,976)	(51,689)
Increase in contract liabilities	15,032	38,770	192,164
Net cash (used in) provided by operating activities	(210,729)	(133,470)	240,068
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(97,237)	(107,266)	(205,110)
Acquisition of subsidiaries, net of cash assumed	(10,380)	(3,390)	(12,430)
Deferred payment on acquisition	—	—	(50,749)
Investments in affiliated companies and other companies, net	(1,035)	(2,268)	(4,466)
Proceeds from sale of property, plant and equipment	590	10,192	24,882
Proceeds from sale of a subsidiary and business operation	—	93,138	93,138
Proceeds from (investment in) short-term deposits, net	(25,584)	1,972	2,567
Proceeds from sale of long-term deposits, net	83	116	186
Net cash used in investing activities	(133,563)	(7,506)	(151,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	1	21	24
Repayment of long-term loans	(226,118)	(4,208)	(122,353)
Proceeds from long-term bank loans	—	38,776	39,547
Repayment of Series B, C and D Notes	(62,434)	(65,374)	(65,379)
Dividends paid (**)	(44,857)	(42,483)	(86,813)
Change in short-term bank credit and loans, net	578,272	202,523	99,003
Net cash (used in) provided by financing activities	244,864	129,255	(135,971)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(99,428)	(11,721)	(47,885)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$211,108	$258,993	$258,993
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$111,680	$247,272	$211,108

(*) Dividend received from affiliated companies and partnerships	$5,044	$8,985	$18,409
(**) Dividends paid during 2023 included approximately $500 dividends paid by subsidiaries to non-controlling interests.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Six months ended June 30, 2023	%	Six months ended June 30, 2022	%	Three months ended June 30, 2023	%	Three months ended June 30, 2022	%	Year ended December 31, 2022	%
Israel	$499.9	17.6	$547.2	20.6	$244.5	16.8	$261.6	20.1	$1,071.9	19.4
North America	690.0	24.2	703.9	26.5	337.7	23.2	341.4	26.2	1,489.7	27.0
Europe	832.9	29.3	511.9	19.3	464.1	31.9	257.3	19.7	1,243.6	22.6
Asia-Pacific	653.9	23.0	778.0	29.3	315.3	21.7	375.7	28.8	1,405.5	25.5
Latin America	58.2	2.0	34.0	1.3	28.0	1.9	20.8	1.6	119.9	2.2
Other countries	112.5	3.9	81.2	3.0	64.3	4.5	46.6	3.6	180.9	3.3
Total revenue	$2,847.4	100.0	$2,656.2	100.0	$1,453.9	100.0	$1,303.4	100.0	$5,511.5	100.0

Consolidated revenues by segments:

	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022	Year ended December 31, 2022
Aerospace
External customers	$784.1	$756.0	$421.9	$350.0	$1,471.1
Intersegment revenue	123.7	117.9	65.1	58.9	262.1
Total	907.8	873.9	487.0	408.9	1,733.2
C4I and Cyber
External customers	318.9	291.3	157.1	156.0	631.3
Intersegment revenue	25.5	24.0	11.6	11.3	47.1
Total	344.4	315.3	168.7	167.3	678.4
ISTAR and EW
External customers	492.7	426.6	243.4	210.3	882.2
Intersegment revenue	94.7	66.4	49.3	31.2	163.4
Total	587.4	493.0	292.7	241.5	1,045.6
Land
External customers	554.7	509.1	276.2	256.5	1,075.8
Intersegment revenue	40.8	55.2	17.9	28.4	92.7
Total	595.5	564.3	294.1	284.9	1,168.5
ESA
External customers	697.0	673.2	355.3	330.6	1,451.1
Intersegment revenue	3.7	1.3	—	—	5.6
Total	700.7	674.5	355.3	330.6	1,456.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	3,135.8	2,921.0	1,597.8	1,433.2	6,082.4
Less - Intersegment revenue	(288.4)	(264.8)	(143.9)	(129.8)	(570.9)
Total revenues	$2,847.4	$2,656.2	$1,453.9	$1,303.4	$5,511.5